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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


================================================================================
1. Name and Address of Reporting Person*

   Koninklijke Ahold N.V.
--------------------------------------------------------------------------------
   (Last, First, Middle)

   Albert Heijnweg 1
--------------------------------------------------------------------------------
   (Street)

   1507 EH Zaandam, The Netherlands
--------------------------------------------------------------------------------
   (City, State,  Zip)


================================================================================
2. Date of Event Requiring Statement (Month/Day/Year)

   April 14, 2000
================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4. Issuer Name and Ticker or Trading Symbol

   Peapod, Inc. (PPOD)
================================================================================
5. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


      --------------------------------------------------------------------

================================================================================
6. If Amendment, Date of Original (Month/Day/Year)


================================================================================
7. Individual or Joint/Group Filing  (Check applicable line)

   [ X ] Form Filed by One Reporting Person

   [   ] Form Filed by More than One Reporting Person

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
------------------------------------------------------------------------------------------------------------------------------------
(1)
------------------------------------------------------------------------------------------------------------------------------------
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                          ================================================================================
                                        Table II -- Derivative Securities Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
                          --------------------------------------------------------------------------------

                                                              3. Title and Amount of Securities
                                                                 Underlying Derivative Security
                                   2. Date Exercisable           (Instr. 4)
                                      and Expiration Date     ---------------------------------
                                      (Month/Day/Year)                                    Amount
                                   ----------------------                                 or
                                   Date       Expira-                                     Number
1. Title of Derivative             Exer-      tion                                        of
   Security (Instr. 4)             cisable    Date            Title                       Shares
-------------------------          -------------------------------------------------------------------------------
(1) Common Stock Purchase
    Warrants                       Immed.     April 9, 2010   Common Stock                100,000
------------------------------------------------------------------------------------------------------------------
(2) Common Stock Purchase
    Warrants                       Immed.     April 13, 2010  Common Stock              3,566,667
------------------------------------------------------------------------------------------------------------------

                          --------------------------------------------------------------------------------
                                        Table II (cont.) -- Derivative Securities Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
                          --------------------------------------------------------------------------------
                                                             5. Owner-
                                                                ship
                                                                Form of
                                                                Derivative
                                         4. Conver-             Security:
                                            sion or             Direct           6. Nature of
                                            Exercise            (D) or              Indirect
                                            Price of            Indirect            Beneficial
1. Title of Derivative                      Derivative          (I)                 Ownership
   Security (Instr. 4)                      Security            (Instr.5)          (Instr. 5)
--------------------------------------------------------------------------------------------------------
(1) Common Stock Purchase
    Warrants                                $3.00                  D
--------------------------------------------------------------------------------------------------------
(2) Common Stock Purchase
    Warrants                                $3.00                  D
--------------------------------------------------------------------------------------------------------
========================================================================================================

Explanation of Responses:

In addition, pursuant to and subject to the terms and conditions set forth in the Purchase Agreement dated as of April 14, 2000 between the Reporting Person and the Issuer (including approval by the stockholders of the Issuer), the Reporting Person has agreed to acquire (i) 726,371 shares of Series B
Convertible Preferred Stock (the "Shares") of the Issuer which would be convertible into initially 19,369,873 shares of common stock of the Issuer (the "Common Stock") at a conversion price of $3.75, and (ii) warrants (the "Warrant (Preferred Stock)") to purchase initially 32,894,270 shares of Common Stock at an exercise price of $3.75. Prior to the occurrence of the purchase of the Shares and the Warrant (Preferred Stock), the Reporting Person expressly disclaims beneficial ownership of the Shares, the Warrant (Preferred Stock) and the shares of Common Stock which are purchasable by the Reporting Person upon conversion of the Shares and exercise of the Warrants (Preferred Stock).



/s/ A.P.H.M. van Tielraden                                  April 24, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

SEC 1473 (7-96)